

July 11, 2012

Via E-mail
Charles R. Mollo
Chief Executive Officer
Beamz Interactive, Inc.
15354 N. 83rd Way
Suite 102
Scottsdale, Arizona 85260

> **Re:** **Beamz Interactive, Inc.**
> **Amendment No. 2 to Registration Statement on Form 10-12(g)**
> **Filed July 5, 2012**
> **File No. 0-54662**

Dear Mr. Mollo:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Balance Sheets, page F-21

1. We note your response to comment six from our letter dated June 21, 2012. In the common stock table on page 39, you reported issuing a total of 537,000 shares in exchange for services from unaffiliated third parties between October 11, 2011 through March 22, 2012 (or for the nine months ended March 31, 2012). On page F-32, you disclosed that "during the nine months ended March 31, 2012, the Company issued an aggregate of 1,207,000 shares of common stock... Included in the 1,207,000 shares issued were 925,000 shares issued to related parties," thereby indicating that 282,000 shares were issued to unaffiliated third parties. Please revise page 39 or F-32 accordingly or advise us.

2.   You also stated that per your consultant's May 2011 valuation report, your common stock was valued at $0.02 per share, "which price was consistent with *prior issuances* and was accepted by the Board and *used for October 2011 issuances*" [emphasis added]. However, you also stated in your response that the 1,207,000 shares issued for the nine months ended March 31, 2012 were valued at $658,200 (or $0.54 per share). Tell us why the average price of the 1,207,000 shares for the nine-month period was $.54 per share compared to the 925,000 shares issued to officers and directors reported on page F-35 which were valued at $415,400 (or $0.45 per share). Tell us how each of these separate per share amounts relate to the $0.02 per share "which the Board accepted and used for October 2011 issuances" as set forth in your response. Please advise or revise.

3.   Additionally, we note that the consultant-determined value of $0.02 per share "was *consistent with prior issuances*" [emphasis added]. However, you stated in your response to comment two from our letter dated June 21, 2012 "that the Board determined that the fair market value of the Common Stock to be $.001 per share during the period of the transactions." For each issuance from August 1, 2010 to March 22, 2012, please tell us the issuance date, whether the issuance was considered "prior issuances," the total common stock issued and the fair value of the common stock. If the fair value of "prior issuances" were not $0.02 per share, tell us why. We note your disclosures on page 39 and additionally, page F-5 in which the common stock transactions appeared to have been recorded at par value or $.001 per share.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-   the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Senior Accountant, at (202) 551-3365 or Dean Suehiro, Senior Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Paul Fischer, Attorney-Advisor, at (202) 551-3415, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director